

grapevine

Your home for collaborative giving

Emily Rasmussen · Co-founder & CEO
emily@grapevine.org

Donors would move $47Bn more per year, if their preferences and needs were better met.

- Money for Good Study, funded by the Gates Foundation

We are serial founders, builders & community experts

Team



Emily Rasmussen
Co-founder & CEO









HARVARD BUSINESS SCHOOL
LINCOLN CENTER for the Performing Arts
UNITED NATIONS

Arrel Gray
CTO









Wonderschool
soldsie

Emily Schaefer
Content & Community







Teachers Pay Teachers
CHASE
VOX GLOBAL

Advisors



Jessan Hutchison-Quillian
Co-founder & Advisor







Google
SOCIAL JUSTICE FUND

Chloe Moon
Technical Advisor





airbnb
Google

Giving is changing → Giving Circles are the fastest growing social movement in the $410B philanthropic industry



Cumulative # of Giving Circles

- 3000
- 2250
- 1500
- 750

1995   2005   2015   **2020-2024**

- ➢ Giving Circles have doubled in the past 5yrs and have moved $1.3Bn to charity from 150K donors.

- ➢ They will double in the next 5yrs, reach 350K donors and donate another $1Bn.

How expert- and community-led giving circles work


A. EXPERT-LED
EXPERT NOMINATES/ SELECTS NONPROFITS
DONATE MONEY
MONEY GRANTED TO SELECTED ORGS
DONORS
CHARITABLE FUND (DAF*)
NONPROFITS
B. COMMUNITY-LED
CIRCLE MEMBERS NOMINATE/ SELECT NONPROFITS

*Donor Advised Funds (DAFs)

Yet these social impact groups are too hard to run

Start (Weeks/months)	**Manage** (Many days per month)	**Grow** (Many days per month)
➢ Collect checks, setup nonprofit, or setup charitable DAF account via long form/ process and high minimums and fees ➢ Members have to register w/DAF to give ➢ Setup email/ fb/ other for group communications ➢ Setup website for external communications	➢ Share nonprofit nominations and details, agendas, notes and voting via email, phone, meetings, social ➢ Track & ensure member donations ➢ Disburse grants ➢ Get org info, confirm donations, get impact updates ➢ Update website	➢ Find and add new members ➢ Raise additional money from networks and track for overall impact ➢ Solicit nonprofit recommendations from experts and other circles ➢ Receive nonprofit applications

Our solution is a home for collaborative giving

A tip-based platform with no minimum donation requirements that provides an all-in-one payment and community solution to help Giving Circles launch, grow and succeed.


grapevine
100+ Women Who Care Rochester
A giving circle of 100 Women Who Care Rochester
You're an admin!
First Quarter Donations
$10,410 raised by 92 donors
Subscribe
Post something

We make collaborative giving fun, easy and accessible


Emily Schaefer New York, NY
Dec 3, 2019
Thanks for your donation! Please add your vote below.
Cast your vote
What cause are you voting for?
Women's Rights
Racial Justice
Financial Empowerment
2 votes
Thank you for voting!
Emily Schaefer
We had two additional paper votes, the first for Financial Empowerment and the second for Racial Justice. With that, Financial Empowerment is the winning vote! Our collective donations will be directed to Robin Hood Foundation and The New Economy Project. Thanks so everyone for a great night!
Reply 2 days ago
Write a comment

Starting a Giving Circle takes just a few minutes.

Managing one is seamless with donation processing, community collaboration, and more.

Growing one is fast with invitations, crowdfunding, and expert advice.

Giving Circles and industry veterans love Grapevine

"What you provide seems to be the single most asked after resource among our giving circles and the tools we've seen to date all seem to fall short or are entirely too expensive."

 Co-founder of 100 Who Care Alliance, a network of 690 giving circles

"This is revolutionary!"



New England International Donors, run 2 giving circles

"I just want to express my gratitude for this initiative. It is actually the first time I have been a philanthropist. … a regular monthly contributor!! ... I am overjoyed to be part of this beloved community building circle."

 Anne Stadler, member of Liberated Capital, a giving circle by Edgar Villanueva

"Grapevine and its network of grantmakers have been instrumental in connecting our giving circle with high quality nonprofits in line with our values."

 Chris Chan, Co-founder of Vocal Minority giving circle with 100 next-gen members

"One of the most inventive approaches to contemporary philanthropy."

 Ruby Lerner, Founder of Creative Capital

"A promising platform to reach everyday philanthropists that want to make an impact with their donations, large or small."

 Veyom Bahl, Managing Director of Survival, Robin Hood

Grapevine is an industry-defining model for a new era



Online
KICKSTARTER
gofundme
grapevine
Crowdfunding
Crowdgranting
Nonprofit Galas
Charity Runs
WOMEN'S GIVING CIRCLE
COMMUNITY GIVING CIRCLE
Face to Face
EMPOWERING YOUTH
The Boston Foundation
tBf
Offline

Since launching Giving Circles in March, we're taking off!

New donations per month



➤ Our monthly donation growth CAGR since Feb is >10%.

➤ Most donations are scheduled to recur quarterly - lift from 2nd round of scheduled donations is expected from August.

Launch is targeting existing circles and will then expand

We'll initially capture the existing Giving Circle market and then expand to bring Giving Circles to donors and groups everywhere.



Phase 3

New Channels
Create new giving circles with groups, thought leaders, universities, and more

Phase 2

New Giving Circles Market
- ❖ 1.3K new giving circles
- ❖ 200K new donors

Phase 1 (2020)

Existing Giving Circles Market
- ❖ 1.7K giving circles
- ❖ 150K donors

Pipeline of giving circles is robust and growing

Prospects

1500 Giving Circles and groups that are in our pipeline, including giving circle networks, foundations, family, and independent giving circles.

AMPLIFIER
Impact100
Catalist | Women Accelerating the Power of Collective Giving
THE AWESOME FOUNDATION
SVP
Dining for Women
Gf
LATINO COMMUNITY FOUNDATION BUILDING A BETTER FUTURE
Community Investment Network
AAPIP.ORG Building Democratic Philanthropy

Interested

70 giving circles that are nearly converted.

100 WOMEN WHO CARE
100 Women Who Care Tucson
impact 100 women giving together EST. 2018 SRQ
100+ Women Who Care Valley of the Sun
Volusia County Women Who Care
100+ WOMEN WHO CARE YOLO COUNTY
100+ WOMEN WHO CARE PLACER COUNTY

Committed

52 Giving Circles that have launched on Grapevine.

























100 WOMEN WHO CARE northern virginia | so simple so positive so amazing so efficient so powerful
Ubuntu
VM
neID
100+ WOMEN WHO CARE ROCHESTER, NEW YORK
NYCT

Business model is in-line with leading fintechs

Years	2019+	Expansion Opportunity
Product	Donation platform*	Premium version/ White label
Monetization	Collect tips from individual donors (avg. 7%). Charge transaction fees (3-5%) for enterprise.	Charge hosting/ subscription fees for premium enterprise/ white label (e.g. corporates, nonprofits, financial services).
Opportunity	$1B+	$1B+

*We will capture an increasing share of circle members' individual donations over time - expanding donations and revenue per donor on the platform.
Confidential goodMatch Inc. (dba Grapevine)

IMAGINE

A world full of passionate, empowered, diverse individuals giving collectively and intentionally to create the world they want to see.

A world that is more connected, active, and engaged, with more tolerance, civility, and inclusivity. A healthier, sustainable, more culturally vibrant world, with equitable opportunities for all. A more creative, generous, innovative world. Collective giving can help unlock each of our grand visions for a better world.

Source: National Giving Circle Initiative



grapevine

Join us and shape the future of giving.

<mark>www.grapevine.org</mark>

Emily Rasmussen · Co-founder & CEO
emily@grapevine.org